UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number: 001-38722

ORCHARD THERAPEUTICS PLC

(Translation of registrant’s name into English)

108 Cannon Street

London EC4N 6EU

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of Annual General Meeting

On June 26, 2019, Orchard Therapeutics plc (the “Company”) held its 2019 Annual General Meeting (the “Annual General Meeting”). At the Annual General Meeting, all the resolutions set out in the Notice of Annual General Meeting sent to shareholders on May 31, 2019 were duly proposed and approved by a show of hands.

The matters presented for a vote and the related results are as follows:

	Ordinary Resolutions	For	Against	Withheld
1.	To receive, consider and adopt the Directors’ and Auditors’ Reports and Statement of Accounts for the year ended 31 December 2018 and note that the Directors do not recommend payment of a dividend	36,974,057	580	250
2.	To approve the Directors’ Remuneration Report	36,304,691	669,446	750
3.	To approve our Directors’ Remuneration Policy	33,863,941	3,110,196	750
4.	To elect Hubert Gaspar as a Director	36,909,927	64,710	250
5.	To elect Alicia Secor as a Director	35,123,504	1,850,893	490
6.	To re-appoint PricewaterhouseCoopers LLP as Auditor	36,969,310	5,327	250
7.	To authorise the Directors to determine the Auditor’s remuneration	36,935,127	39,510	250
	Special Resolutions
8.	To authorise the Directors to allot shares pursuant to Section 551 of the Companies Act 2006 (the “Act”)	32,407,543	4,566,194	1,150
9.	Subject to the passing of Resolution 8, to authorise the Directors to allot equity securities, under Section 570 of the Act as if Section 561(1) of the 2006 Act did not apply to such allotment	32,407,323	4,566,414	1,150

The full text of each resolution passed at the Annual General Meeting is set out in the Notice of Annual General Meeting sent to shareholders on May 31, 2019 and furnished as an exhibit to a Form 6-K filed with the U.S. Securities and Exchange Commission on June 3, 2019.

Other Events

On June 25, 2019, Hong Fang “Simone” Song, a Class I Director of the Company, stepped down from the Company’s Board of Directors effective immediately prior to the Annual General Meeting on June 26, 2019 and at the completion of her term.  Ms. Song’s decision to resign was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCHARD THERAPEUTICS PLC

Date: July 1, 2019	By:	/s/ Frank E. Thomas
Frank E. Thomas Chief Financial Officer